EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					12 Months Ended September 30,	Nine Months(1) Ended September 30,
In thousands, except share data	2012	2011	2010	2009	2008	2013	2013
Fixed Charges, as defined:
Interest on Long-Term Debt	$39,175	$37,515	$39,198	$37,447	$33,605	$40,203	$30,321
Other Interest	2,314	2,976	1,587	1,937	4,022	2,686	1,998
Amortization of Debt Discount and Expense	1,848	1,729	1,766	1,503	700	1,860	1,398
Interest Portion of Rentals	1,864	2,213	2,130	1,735	1,551	1,942	1,384
Total Fixed Charges, as defined	45,201	44,433	44,681	42,622	39,878	46,691	35,101
Earnings, as defined:
Net Income(2)	58,779	63,044	72,013	74,632	69,160	59,679	31,532
Taxes on Income(2)	43,403	42,825	49,033	46,349	40,438	39,914	21,697
Fixed Charges, as above	45,201	44,433	44,681	42,622	39,878	46,691	35,101
Total Earnings, as defined(2)	$147,383	$150,302	$165,727	$163,603	$149,476	$146,284	$88,330
Ratios of Earnings to Fixed Charges(2)	3.26	3.38	3.71	3.84	3.75	3.13	2.52

(1) A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.
(2) Prior period balances have been adjusted for a prior period error identified during the first quarter of 2013. See Note 14 for additional detail on this error.